Morgan Stanley Small-Mid Special Value Fund

522 Fifth Avenue

New York, NY 10036

January 25, 2008

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Larry L. Greene, Senior Counsel, Division of Investment Management

Re:

Morgan Stanley Small-Mid Special Value Fund (the “Fund”)

(File Numbers 811-21042 and 333-83234)

Post-Effective Amendment No. 9

Accession Number 0000950136-07-008470, filed December 20, 2007

Accession Number 0000950136-08-000097, filed January 10, 2008

Dear Mr. Greene:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Fund hereby submits this application for withdrawal of the above referenced filings, as filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2007 and January 10, 2008 (the “Amendment”).  The Amendment was filed pursuant to Rule 485(a) of the Act and was scheduled to become automatically effective on February 29, 2008.  No securities have been sold in connection with these amendments.

This Amendment was filed pursuant to Rule 485(a) under the Act in connection with a proposal to offer two new share classes, Class R and Class W.  Fund Management has decided not to offer these classes at this time. The Fund respectfully requests that this application to withdraw the Amendment be approved by the Commission as soon as possible.

If you have any questions, please do not hesitate to contact me at (630) 684- 6301.

Sincerely,

Elizabeth Nelson

Assistant Secretary

cc:  Richard Pfordte

Frank Donaty